Mail Stop 3561

June 4, 2009

By U.S. Mail and facsimile to (616) 878-8092

David M. Staples
Executive Vice President and Chief Financial Officer
Spartan Stores, Inc.
850 76th Street, S.W.
P.O. Box 8700
Grand Rapids, MI 49518

Re: **Spartan Stores, Inc.**
Form 10-K for Fiscal Year Ended March 29, 2008
Filed May 15, 2008
Definitive Proxy on Schedule 14A
Filed June 27, 2008
File No. 000-31127

Dear Mr. Staples:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       H. Christopher Owings
       Assistant Director